EX-99.B(j)(A)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

Wells Fargo Variable Trust:

We consent to the use of our report for the Asset Allocation Fund, C&B Large Cap Value Fund (formerly named the Equity Value Fund), Equity Income Fund, Large Company Core Fund (formerly named the Growth Fund), International Core Fund (formerly named the International Equity Fund), Large Company Growth Fund, Money Market Fund, Small Cap Growth Fund and Total Return Bond Fund, dated February 15, 2005, incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Independent Registered Public Accounting Firm” and “Financial Information” in the statement of additional information.

/s/ KPMG LLP

KPMG LLP
Philadelphia, Pennsylvania
April 8, 2005